GIBSON, DUNN & CRUTCHER LLP
LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W., Washington, D.C. 20036-5306
(202) 955-8500

www.gibsondunn.com

November 16, 2006

Direct Dial	Client Matter No.
(202) 887-3646	04794-00001

Fax No.
(202) 530-9589

Mr. Duc Dang
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	AeroGrow International, Inc.
Amendment No. 1 to Form 8-K
Filed May 16, 2006
File number 333-0122930

Dear Mr. Dang:

On behalf of our client AeroGrow International, Inc. (“AeroGrow” or the “Company”), I am writing in response to your letter dated November 3, 2006 setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Current Report on Form 8-K filed March 7, 2006, as amended by the Current Report on Form 8-K filed May 16, 2006, for AeroGrow and in response to our letter dated September 12, 2006. For your convenience, we have reproduced below the full text of each of the Staff’s comments together with the responses set forth below.

1.
We note your response to comment two of our letter dated July 13, 2006. Considering Wentworth's shares were primarily owned in the aggregate by Keating entities, it is not clear how Wentworth "engaged" Keating Securities and paid it an advisory fee of $350,000. Please revise to clarify if the advisory fee was part of the sale price of the shell to Aerogrow.

The disclosure has been revised to make clear that Keating Securities LLC, an affiliate of the managing member of Wentworth’s controlling stockholder, was engaged by Wentworth pursuant to a financial advisory services agreement, and that the advisory fee of $350,000 was not part of the sale price of Wentworth.

November 16, 2006

2.
We note your response to comment three of our letter dated July 13, 2006. We will further review your response to that comment when your revised registration statement is filed. We may have further comments on the issue.

We understand that you may have comments on this issue when we file the SB-2.

3.
We note your response to comment six of our letter dated July 13, 2006. The additional disclosure on page 16 of your proposed revisions refers to the "disclosed potential liability in its withdrawn registration statement." We are not aware of disclosure in the withdrawn registration statement that specifically disclosed that the intrastate offering was done in violation of Section 5 of the Securities Act of 1933. It appears from the disclosure on page II-3 of the withdrawn registration statement filed November 4, 2005 that the company continued to assert that the offering complied with the applicable rules and regulation even though such issued was commented on in the another previous registration statement that was filed and then withdrawn. Please revise to clarify. Additionally, please revise to clarify the reference to "technical impairment."

We have revised our disclosure as follows:

In 2004, the Company commenced a private placement intended to qualify under Regulation D, Rule 504. The offering size was increased which prevented use of the Rule 504 exemption, but because the offering was wholly within the state of Colorado, the Company sought to comply with the intrastate exemption for private placement offerings under the Federal and state securities laws, including Section 3(a)(11) of the Securities Act of 1933. Although the Company believed it met all the requirements for this exemption, after the transaction, it realized that its incorporation in the State of Nevada precluded the use of the exemption for an offering in the State of Colorado. Therefore, the exemption relied on was not available. There is no other exemption under Federal law on which the Company can rely. Under Section 5 of the Securities Act, it is unlawful to sell unregistered, non-exempt securities. Under Section 12(a)(1) of the Securities Act, investors who are sold unregistered, non-exempt transaction securities may bring an action to get their money back, plus interest. Under Section 13 of the Securities Act, investors have one year from the date of such violation to file such an action, although in certain circumstances where a company fraudulently concealed or hid the truth about the violation, the time period can be three years in which to bring an action. The Company has now disclosed the potential liability. Therefore, it believes that the extent of potential damages would be the amount of the Colorado offering, plus interest, to the extent that persons are not time barred. No provision for this contingency has been made in the financial statements of the Company.

November 16, 2006

4.
We note your response to comment eight of our letter dated July 13, 2006. With respect to the "general purpose" and "plan of financing" prongs of the analysis, we note that both offerings raised over $2 million for "initial state of development" and "development activities" during a time period where Aerogrow had not commenced marketing and/or sale of its product. With respect to the "class of securities" analysis, both offerings involved common stock. Both offerings were also for cash consideration. You correctly state that intrastate offerings are public offerings, however, for the purpose of Rule 147(b)(2) the issue is whether private placements should be integrated with the intrastate offering. With respect to the temporal prong, the private and intrastate offerings ended and started within one month of each other.

As such, it appears that integration of the private and intrastate offerings is not a clear cut issue. Please revise to clarify in that reasonable minds could differ on the noted issue here and in the risk factors.

The Company understands that the question of whether the private and intrastate offerings should be integrated is not clear cut and that reasonable minds could differ. We have revised the disclosure in the risk factor as follows:

To raise working capital, AeroGrow offered common stock and warrants in private transactions that AeroGrow believed to be exempt from registration under the 1933 Act, as amended, and state securities laws. In 2004 AeroGrow also conducted a state registered offering in Colorado of common stock and warrants intended to be exempt from registration under the 1933 Act, as amended, as an intrastate offering. However, because the Company is incorporated in Nevada it did not satisfy all of the requirements for an intrastate offering. This could result in investors or regulators asserting that the Colorado offering and/or the private transactions (if the private transactions were integrated with the Colorado offering) violated the 1933 Act. There can be no assurance that investors or regulators will not be successful in asserting a claim that these transactions should be integrated. In the event that one or more investors seeks rescission, with resulting return of investment funds and interest at a market rate, or that state or federal regulators seeks sanctions against AeroGrow or its principals, AeroGrow would spend time and financial resources, including some of the net proceeds of the 2006 Offering, to pay expenses for defense, rescission awards or regulatory sanctions. The use of funds would reduce the capital available to implement its full plan of operation. No assurance can be given regarding the outcome of any such actions.

The Company has made appropriate changes to the Company’s financial statements as required by the comments previously provided by the Staff. Such changes are reflected in the amended Form 8-K filing.

November 16, 2006

In addition, the Company acknowledges the Staff’s comment that it is responsible for the accuracy and adequacy of the disclosures made. The Company formally acknowledges that:

The adequacy and accuracy of the disclosure in the filing is the responsibility of AeroGrow. AeroGrow acknowledges that staff comment or changes in response to staff comment in proposed disclosure in its filings do not foreclose the Commission from taking any action with respect to the filings. AeroGrow also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the Company’s Chief Financial Officer, Mitch Rubin at (303) 444-7755, Steve Talley of Gibson, Dunn & Crutcher LLP at (303) 298-5757 or me at (202) 887-3646 with any further questions or comments.

Very truly yours,

/s/ Brian Lane
Brian Lane